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SECU 18000124 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JAN 30 2018
Washington DC
406

SEC FILE NUMBER
8-65862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2017 (MM/DD/YY) AND ENDING DECEMBER 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAYMUS SECURITES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2727 PACES FERRY ROAD, ST, BUILDING 1, SUITE 1650
(No. and Street)

ATLANTA	GEORGIA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEOFFREY LEWIS FAUX 404-995-8300
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GEOFFREY LEWIS FAUX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CAYMUS SECURITIES, LLC, as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNDA J MANLEY
Notary Public
Paulding County
State of Georgia
My Commission Expires Jul 31, 2018

Signature

CCO
Title

Lynda J Manley
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Caymus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Caymus Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Caymus Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Caymus Securities, LLC's management. Our responsibility is to express an opinion on Caymus Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Caymus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Caymus Securities, LLC's auditor since 2016.

Maitland, Florida

January 22, 2018

CAYMUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	17,456
Other current assets		4,411
	$	21,867

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	5,500
		5,500
Member's equity		16,367
	$	21,867

See accompanying notes to the financial statements

Note A
Summary of Significant Accounting Policies

Nature of Operations:

CAYMUS SECURITIES, LLC (the "Company"), was formed as a limited liability company in Georgia in April 2003. The Company is a wholly-owned subsidiary of CAYMUS PARTNERS, LLC (the "Sole Member") and is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Revenue Recognition:

Investment banking fees includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Income Taxes:
The Company is a single member limited liability company and, as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Sole Member to be included on the Sole Member's tax return. The Sole Member's income tax returns for the years ended December 2014, 2015 and 2016 respectively, are subject to possible state and federal examinations, generally three years

Note A
Summary of Significant Accounting Policies (Continued)

after they are filed.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, other assets, accounts payable and accrued liabilities are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company pays a monthly overhead fee to the Sole Member, as defined in a restated services agreement effective January 1, 2011 and further amended on January 1, 2017. During the year ended December 31, 2017, overhead fees incurred were $18,348, none of which was outstanding at year end.

The Company pays broker fees to the Sole Member pursuant to a representative agreement dated September 1, 2012. During the year ended December 31, 2017, the Company incurred broker fees of $28,500. There were no outstanding balances at year-end.

Note C
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than $5,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $11,956, which was $6,956 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.46 to 1.

Note D
Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from one transaction totaling $30,000, which comprised 100% of investment banking fee revenues for the year ended December 31, 2017. There were no amounts receivable from this transaction at December 31, 2017.

Note F
Commitments and Contingencies

The Company does not have any commitments or contingencies.

Note G
Subsequent Events

The Company evaluated subsequent events through January 22, 2018, the date when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.